mwe.com

March 6, 2019

VIA EDGAR AND
FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention:	Christopher Dunham Era Anagnosti Lory Empie Stephen Kim

Re:	INX Limited Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted November 1, 2018 CIK No. 0001725882

Dear Mr. Dunham:

On behalf of INX Limited (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated February 6, 2019, relating to the above referenced Amendment No. 3 to Draft Registration Statement on Form F-1 confidentially submitted to the Commission on November 1, 2018 (“Amendment No. 3”).

The Company is concurrently submitting confidentially via EDGAR this letter and Amendment No. 4 to Draft Registration Statement on Form F-1 (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a courtesy copy of the Registration Statement, marked to show changes from Amendment No. 3.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Registration Statement.

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General

1.	We note your revisions in response to comment 3, however, your disclosure continues to conflate the trading of securities and non-securities. In this regard we note that INX Trading, your proposed ATS, is described as your platform for trading “different types of digital blockchain assets and fiat currencies.” We further note that INX Trading will be operated by a subsidiary, INX Services, but that you propose for a future subsidiary, INX DCM, to act as your designated contract and swap execution facility. Please revise to clarify whether and how you intend INX DCM to interact with INX Trading, including a description of how orders would be entered on each venue and by whom and how ATS subscriber confidential trading information will be protected. Please also disclose how you will determine the character of an asset to be traded on your platform (e.g., whether it is a digital asset that is a security or is not a security) and how you will route order flow accordingly. Please also disclose that the trading of non-securities will occur outside of your proposed ATS and delete all implications in your registration statement that there is Commission oversight of non-securities. For example only, it appears inappropriate to say that your ATS will “facilitate a market for blockchain assets” as such blockchain assets may include digital assets that are non-securities. Please also revise to discuss the implications for the company’s business arising from trading blockchain assets that are securities separately from those for trading blockchain assets that are not securities.

Response: In response to the Staff’s comment, we have revised the Registration Statement to state that we plan to develop a regulated solution for trading blockchain assets (“INX Trading Solutions”) that will include two distinct platforms: (1) a cryptocurrency trading platform operated by INX Crypto, Inc., our wholly-owned subsidiary (“INX Crypto”), which we intend to register as a money transmitter; and (2) a security token trading platform (“INX Securities”) operated by INX Services, Inc., our wholly-owned subsidiary (“INX Services”), which we plan to register as a licensed broker-dealer. We further plan to establish a platform for the trading of derivatives such as futures, options, and swaps. These operations will be separated both physically and by policies and procedures to protect confidential trading that will occur on each platform. Clients will access the trading platforms to initiate orders, which will be routed to separate matching engines.

In addition, we have revised the Registration Statement to clarify that the trading of non-securities will occur outside of our proposed ATS. To determine the character of a blockchain asset and whether it should be traded on our INX Crypto trading platform or our INX Securities trading platform, we plan to seek the guidance of nationally-recognized outside legal counsel. In certain instances, we may seek no action relief from the Staff before deciding to trade an asset.

The implications for the Company’s business of trading non-securities and securities on separate platforms include, but are not limited to, additional licensing requirements, including state money transmitter licenses, the creation and maintenance of separate policy manuals, additional personnel, expanded installation and support of technology infrastructure and increased expenses related to the aforementioned.

2.	We note your response to comment 3. Because of the potential status of particular digital assets as securities, please add risk factor disclosure on the effect that holding digital assets that are securities will have on the Company’s investment company status and what steps the company will take to monitor investment company status. Concerning your argument that each of the Company’s wholly-owned subsidiaries will qualify for the exclusion as an investment company under Section 3(c)(2) of the 1940 Act, resulting in the Company’s exclusion under that Section, please apply the criteria in Section 3(c)(2) to the actual business activities of each wholly-owned subsidiary. Your previous analysis, which you reference in the response, merely quoted the criteria in Section 3(c)(2) and stated that the criteria accurately described the business of each subsidiary.

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Response: The Company has revised its business strategy so that it will trade only cryptocurrencies that are determined to be non-securities until INX Services, or a different U.S. subsidiary, is able to register as a broker and alternative trading system. Therefore, during the initial operations of the Company, neither its business nor the business of its subsidiaries will consist of investing, reinvesting or trading in securities and the Company will not hold “investment securities” that could give rise to investment company status under Section 3(a)(1)C) of the Investment Company Act of 1940. At the time its subsidiary is registered as a broker and alternative trading system, the Company intends that such subsidiary will primarily engage in the business of offering an order book platform with a matching engine solution for the trading of different types of tokens, such as the INX Token, that may constitute securities, thereby satisfying the requirements of the Section 3(c)(2) exemption from investment company status. As a result, the Company’s ownership interest in such a subsidiary will not constitute an investment security. The Company intends to carefully monitor its ownership of investment securities (if any) to assure that no more than 40% of the unconsolidated value of its assets will consist of investment securities after the elimination of U.S. government securities and cash items.

In response to the Staff’s comment, we have revised our disclosure on page 23 of “Risk Factors” in the Registration Statement.

3.	We note the draft U.S. and Gibraltar counsels’ legal opinions provided in response to comment 1. To avoid potential confusion by investors, please direct U.S. counsel to revise its reference to the agreement attached as Exhibit 4.1 consistent with the terminology used in the Exhibit Index and in the agreement attached as Exhibit 4.1. In this respect, we note that the Exhibit Index refers to Exhibit 4.1 as the “Form of INX Token Purchase Agreement.” Please also direct Gibraltar counsel to (1) support or revise the assumptions in paragraphs 15 and 16(g) given that these appear to “assume away” material facts underlying its opinion; and (2) revise its reference to the registration statement, amendment number, and submission date.

Response: We are providing to the Staff the draft legal opinion from McDermott Will & Emery LLP, the Company’s legal counsel in the United States, as Appendix I to this letter, and the draft legal opinion from Hassans International Law Firm, the Company’s legal counsel in Gibraltar, as Appendix II to this letter. These draft legal opinions have been revised in response to the Staff’s comment. We anticipate filing these opinions as exhibits to a subsequent filing of the Registration Statement.

4.	We note your response to comment 6 and related revisions depend upon digital assets, including INX Tokens, being transferred to and held by your custodian before being traded on the INX Trading platform. Please revise your prospectus to disclose the central role that your custodial bank plays in your platform’s operation and attach this agreement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the Registration Statement to state that the services of a custodian are central to our operations for security and customer protection.

We have currently identified an entity to provide custody services for cryptocurrency that is traded on our INX Crypto trading platform.

With regard to custodial services for security tokens traded on the INX Securities trading platform, as of the date of the Registration Statement we have not identified a custodial relationship for the secure holding of security tokens that FINRA has determined will satisfy our requirements under Rule 15c3-3 of the Exchange Act.

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In addition, in response to the Staff’s comment, we have revised our disclosure on page 16 of “Risk Factors” to disclose the central role that our custodial bank plays in the operations of our platforms.

5.	We note your response to comment 6, as well as the defined terms “Transfers” and “Trades” on page 1. However, as used in the discussion in your “Overview” section, the distinction between these terms and the characteristics and recording of transfers and trades is not as prominent. Please revise to provide additional context for investors to understand the difference between transfers and trades of INX Tokens and any other digital assets that may be traded on the INX Trading platform and recorded on the INX Token Distributed Ledger or the internal centralized services of INX Services. Please also clarify whether the use of INX Tokens for the payment of transaction fees is a trade or transfer and where it will be recorded.

Response: As discussed in our response to Comment 6 of the Staff’s September 21, 2018 letter, the Registration Statement contains definitions for the terms “transfer” and “trade” as used therein. We use these defined terms to distinguish between changes in ownership of blockchain assets that are recorded on a blockchain ledger and changes in ownership of blockchain assets that occur on an order book trading platform and thus are only recorded on the centralized database of that platform. Because trades of a blockchain asset on one of the INX Trading Solutions platforms will not involve a transfer between digital wallets, these trades will not be recorded on a blockchain ledger. Similarly, trades of INX Tokens on the INX Securities trading platform will not be recorded on the INX Token Distributed Ledger.

In response to the Staff’s comment, we have revised our disclosure on page 2 of the “Prospectus Summary – Overview” section and page 45 of the “Business – Overview” section to add context and clarify the distinction between the terms “transfer” and “trade” as we have chosen to use them in the Registration Statement. This disclosure includes the statement that none of the trading transactions performed using our trading platforms are recorded on a blockchain ledger, including the INX Token Distributed Ledger. This disclosure also includes a description of the eligibility requirements and effects of transfers of INX Tokens between private digital wallets, including a statement that such transfers will be recorded on the INX Token Distributed Ledger.

In addition, we have revised our disclosure on page 92 of the “Description of INX Tokens – Uses of the INX Token on the INX Securities Trading Platform” section to clarify that the use of INX Tokens for the payment of transaction fees to INX Services will initially be recorded on a centralized database. INX Services will then have its custodian transfer all INX Tokens belonging to INX Services from the custodian’s digital wallet to a separate digital wallet designated for INX Services. In this way, INX Services will aggregate various smaller payments into one transfer that will then be recorded on the INX Token Distributed Ledger.

6.	We note your revisions in response to comment 8. Please also include the graphical presentation attached to your response letter dated July 11, 2018 at Appendix I-3, or a similar presentation, in an appropriate section of your filing in order to demonstrate the functionality of the INX Registry and token holders’ access to information on the INX Token Distributed Ledger. Please include a sufficient explanatory narrative to provide context for the information being presented graphically. For example, we note your disclosure on page 84 that the INX Registry “creates a complete, register of all transactions and current holdings’ balances in the INX Token.” However, it is unclear how it would reflect all current holdings’ balances since you intend to permit secondary trading of INX Tokens “by broker-dealers, such as INX Services, holding the INX Tokens in “street name.”

Response: In response to the Staff’s comment, we have revised p. [84] “Description of INX Tokens - Holding and Transferring INX Tokens” to include a graphical presentation demonstrating the functionality of the INX Registry and an explanatory narrative of how information on the INX Token Distributed Ledger may be viewed by INX Token holders and the public.

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In addition, we have revised our disclosure on page 5 of the “Prospectus Summary – Our Proposal: INX Trading Solutions, a Single Regulated Ecosystem for Trading Blockchain Assets” section and page 48 of the “Business – Our Proposal: INX Trading Solutions, a Single Regulated Ecosystem for Trading Blockchain Assets” section to clarify that the INX Token Distributed Ledger will reflect all transfers and the real time holdings of INX Tokens. Holders of INX Tokens may include broker-dealers, such as INX Services, that hold the INX Tokens in “street name.” Thus, the INX Token Distributed Ledger will reflect all of the holders of record, but it may not contain information regarding the beneficial owner of each INX Token.

7.	We note your response to comment 17 in our letter dated June 5, 2018. However, we also note that certain social media pages, including those linked from your publicly available website (https://inx.co), continue to refer to your business as an “exchange,” which terminology is prohibited by Rule 301(b)(11) of Regulation ATS. Please revise or advise.

Response: In response to the Staff’s comment, we have revised our social media pages and our website to remove all references to our business as an “exchange.”

Prospectus Cover Page

8.	We note your response to comment 5 and your decision to place subscription payments in an escrow account pending satisfaction of your minimum offering condition. To the extent that a broker-dealer will be participating in the offer or sale of INX Tokens, please further disclose that all subscription payments will be “promptly transmitted to a bank which has agreed in writing to hold all such funds in escrow for the persons who have the beneficial interests therein” consistent with the requirements of Rule 15c2-4(b)(2).

Please also attach your escrow agreement as an exhibit and revise your Exhibit Index accordingly.

Response: In response to the Staff’s comment, we have revised our disclosure on the Prospectus Cover Page and page 99 of the “Plan of Distribution – Minimum Offering Requirement, Initial Closing and Subsequent Closings” section to disclose that, to the extent that we engage a broker-dealer to participate in the offer and sale of INX Tokens, all subscription payments made to such broker-dealers will be promptly transmitted to a bank which has agreed in writing to hold all such funds in escrow for the persons who have the beneficial interests therein.

In addition, we have attached the escrow agreement as an exhibit to the Registration Statement and we have revised the Exhibit Index to the Registration Statement accordingly.

9.	Please disclose that U.S. persons could only trade INX Tokens on a registered securities exchange or alternative trading system, which has accepted the tokens for trading or quotation, and that no such exchange or ATS currently exists. Please discuss the impact this is likely to have on an investor’s ability to engage in secondary trading of INX Tokens and make corresponding revisions consistent with the foregoing throughout your prospectus.

Response: In response to the Staff’s comment, we have revised our disclosure on the Prospectus Cover Page and page 27 of the “Risk Factors” section to disclose that U.S. persons may only trade INX Tokens on a registered securities exchange or alternative trading system (“ATS”) that has accepted the tokens for trading or quotation, and that no such exchange or ATS currently exists. As a result, purchasers in this offering, and subsequent purchasers of INX Tokens, will likely be limited in their ability to engage in secondary trading of INX Tokens.

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Prospectus Summary

Our Development Plan, page 6

10.	We note your revisions to your Use of Proceeds section in response to comment 17. It appears from this disclosure that you have at least three phases of expansion tied to different markets (i.e., U.S., E.U. and Asia) which are dependent, in part, on the amount of proceeds you raise in this offering. Please disclose the material terms of your expansion into these markets, including milestones for each based on your gross proceeds from this offering.

Response: We have revised our disclosure on page 35 of the “Use of Proceeds” section and page 50 of the “Business - Phases of Development” section to reflect our revised business strategy, which is further discussed in our response to your Comment 2.

Risk Factors

Risks Related to Blockchain Assets, page 12

11.	We note your response to comment 16 and your belief that “the failure or disappearance of the TradeBlock XBX and ETX Indices” is not a material risk to you or your offering, however we cannot agree with your analysis. In this regard we note that your offering is being conducted for a period of up to one year after your registration statement is declared effective, as well as your disclosure on page 85 and in Schedule 1 to Exhibit 4.1 that you will use these indices to pay BTC and ETH (if applicable) in your annual distribution of your Adjusted Operating Cash Flow, if any, beginning in 2020. Accordingly, please revise to include a risk factor addressing these points. Please also disclose how you would determine a “suitable alternative” or “similar index” as a substitute for these indices, how you propose to evaluate whether these indices have failed and whether you may ever proactively replace these indices with more reliable indices. In this regard we note your disclosures on pages 14 and 44 that blockchain assets, including BTC and ETH, are highly volatile and that certain blockchain asset trading platforms experience operational inefficiencies that negatively impact price discovery for these assets. Please make corresponding revisions to your INX Token Purchase Agreement as necessary.

Response: In response to the Staff’s comment, we have revised our disclosure on page 28 of the “Risk Factors” section of the Registration Statement to include the following risk factor addressing the failure or disappearance of the TradeBlock XBX and ETX Indices:

Indices that are used by the Company to calculate applicable exchange rates may be discontinued or the manner in which these indices are calculated, including the exchanges that comprise these indices or the respective weights of such exchanges, may change.

We currently intend to calculate applicable conversion rates between U.S. Dollars and certain cryptocurrencies by using the exchange rates provided in the TradeBlock XBX Index (for BTC/USD) and TradeBlock ETX Index (for ETH/USD). These exchange rates will be used to convert the purchase price of the INX Tokens in this offering from an amount stated in U.S. Dollars to an amount stated in bitcoin or ethereum. In addition, we also plan to use the TradeBlock ETX Index to pay ether to INX Token holders who have not provided a bank account to the Company to satisfy our obligation to pay the annual distribution of our Adjusted Operating Cash Flow.

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There can be no assurances that any indices that are used by the Company to calculate such exchange rates will continue or the method by which these indices are calculated will remain unchanged. The sponsors of these indices may have the ability from time to time to change the method by which these indices are calculated or to take actions that could adversely affect the perceived price and market value of the cryptocurrency underlying the index. Further, the sponsors of these indices can add, delete or substitute the components of these indices or make other methodological changes that could adversely affect the exchange rate. We have no control over the way these indices are calculated by the sponsors.

If the index utilized for the determination of an applicable exchange rate is no longer suitable, or if it is discontinued or suspended, our Board may substitute a comparable index as a successor. The Board will make such determination based on all available information, including the method by which such index is calculated (e.g. the exchanges that comprise the index, the volume of trades that comprise the index, etc.), the reputation of such index in the cryptocurrency and trading community, and the years of operation of such index. If the Board determines that no successor index is available, we may engage in the calculation of an applicable exchange rate based on available market data, or we may cease to accept as payment, or cease paying to others, certain cryptocurrencies. Any of these actions may adversely affect the BTC/USD or ETH/USD exchange rates used in this offering or the amounts distributed to INX Tokens holders by the Company.

Risks Related to Our Company’s Operations

The INX Token Distributed Ledger is publicly available…, page 20

12.	We note your response to comment 14 and associated revisions. Please further revise this and/or the following risk factor to explain how encrypting personal information in the token smart contract itself “enhance[es] regulatory compliance” compared to storing such information in a “private, centralized database,” specifying the type of regulation that your decentralized approach aids. Please make corresponding revisions to your Description of INX Tokens.

Response: In response to the Staff’s comment, we have revised our disclosure in the Registration Statement to remove the statement that the storage of encrypted personal information within the token smart contract enhances regulatory compliance.

Risks Related to an Investment in Our Tokens, page 25

13.	Please add a risk factor disclosing that you and INX Services will be able to impact the trading price of INX Tokens by, in your sole discretion, (i) setting or changing the transaction fees as a percentage of the value of each trade executed on INX Trading, and (ii) varying the discount on the transaction fees on INX Trading. In this risk factor, please further disclose the material consequences from your apparent ability to impact the trading price of INX Tokens (e.g., the trading price of INX Tokens may not accurately reflect the value of “the public’s perception and acceptance of other rights and characteristics of the INX Token[s],” INX Tokens may experience increased volatility especially surrounding the announcement or termination of any additional discount, registered exchanges may decline to list INX Tokens if this feature violates applicable listing standards or ATSs may decide not make INX Tokens available for trading, etc.) as well as the various factors that you will consider when making decisions setting the transaction fees on INX Trading and the level of discount offered to these transaction fees when paying in INX Tokens (e.g., driving volume to INX Trading, encouraging the adoption of INX Tokens, profitability of INX Trading, your and your management’s substantial ownership of INX Tokens and or your common stock, etc.).

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Response: In response to the Staff’s comment, we have revised our disclosure on page 27 of the “Risk Factors” section and page 93 of the “Description of INX Tokens - Uses of the INX Token on the INX Securities Trading Platform” section to disclose that the Company and INX Services could impact the trading price of INX Tokens by, in our sole discretion, altering the transaction fees paid for each trade executed on the INX Securities trading platform, and varying the discount on the transaction fees on the INX Securities trading platform.

The INX Token Purchase Agreement includes…, page 29

14.	We note your revisions here and on page 26 in response to comment 15 concerning the INX Token Purchase Agreement’s waiver of a right to a jury trial. Please clarify whether this waiver applies to claims under the federal securities laws. To the extent it does apply to federal securities law claims, please revise your disclosure and the INX Token Purchase Agreement to state that by agreeing to this provision, investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. Please also address any questions as to the enforceability of this provision under federal and state law, and clarify whether the provisions are intended to apply to purchasers in secondary transactions. If so, disclose any difference in rights between primary and secondary purchasers.

Response: The waiver of jury trial provision included in the INX Token Purchase Agreement is intended to apply to any suit, action or proceeding brought by any holder of INX Tokens against the Company directly or indirectly arising out of or relating to the INX Token or any transaction contemplated by the INX Token Purchase Agreement, including any claims under the U. S. federal securities laws. However, this waiver is not intended to be deemed a waiver by any holder of INX Tokens of compliance by us with any substantive provision of the U. S. federal securities laws and the rules and regulations promulgated thereunder.

While the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court, based on past court decisions, the Company believes that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the federal laws and laws of the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial.

In response to the Staff’s comment, we have revised our disclosure on page 31 of the “Risk Factors” regarding the risks to INX Token holders related to their waiver of a jury trial and also have amended the Registration Statement and the INX Token Purchase Agreement to state that by agreeing to this waiver, purchasers in this offering and subsequent holders of the INX Tokens will not be deemed to have waived the Company’s compliance with federal securities laws and the rules and regulations thereunder. Therefore, we believe both primary and secondary investors will knowingly, intelligently and voluntarily waive the right to a jury trial, as such provision with respect to waiver of jury trial has been described in the Registration Statement and the INX Token Purchase Agreement.

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Use of Proceeds, page 33

15.	We note your revisions in response to comment 17. Please disclose how your payments due to A-Labs are categorized (e.g., “Admin & Payroll,” “Sales & Marketing,” or “Research & Development,” etc.). In this regard we note your revisions on page 50 the A-Labs is, among other things, responsible for creating the INX Tokens and shall be responsible for all KYC/AML compliance in this offering.

Response: In response to the Staff’s comment, we have revised our disclosure on page 35 of the “Use of Proceeds” section of the Registration Statement to describe the range of the contingent cash payment which may be paid to A-labs out of the proceeds of the offering.

We note that we have also included expenses paid to A-labs as “Underwriter’s Discounts and Commissions” on the cover of the prospectus. We have also included disclosure on page 100 of the “Plan of Distribution – Selling Agents and Expenses” section to disclose the terms of A-Labs’ contingent cash payment in connection with this offering. Please also see our response to your comment 38 below.

Business

Our Proposed Solution…

Transaction Fee Transparency, page 45

16.	Please disclose that transaction fees on the INX Trading platform “will be fixed in U.S. Dollars” consistent with your response to comment 16. Please also disclose whether you intend to accept digital assets, such as BTC or ETH, as forms of payment and, if so, disclose how payment in these digital assets would be converted to U.S. Dollars.

Response: As disclosed on page 5 of the “Prospectus Summary – Our Proposal: INX Trading Solutions, a Single Regulated Ecosystem for Trading Blockchain Assets” section, page 48 of the “Business – Our Proposal: INX Trading Solutions, a Single Regulated Ecosystem for Trading Blockchain Assets” section and page 92 of the “Description of INX Tokens – Uses of the INX Token on the INX Securities Trading Platform” section the Registration Statement, we intend that transaction fees will be set as a percentage of the value of each trade executed in the INX System. We will accept payment for such fees in the currency or cryptocurrency, including bitcoin or ether, used as payment in such transactions, and therefore payments received in such form will not require a conversion to U.S. Dollars. INX Services will also allow transaction fees to be paid in INX Tokens at the then applicable exchange rate less applicable discounts then in effect.

Founders’ Agreement

Rights to Appoint Members of the Board of Directors, page 48

17.	Please disclose the material terms of the Founders Agreement, as amended. In this regard we note Exhibits 3.2 and 10.3, as well as your disclosure on page 64.

Response: In response to the Staff’s comment, we have revised our disclosure on page 52 of the “Business – Material Agreements” section to add the following paragraph to the description of the Founders’ Agreement:

“Addendum 2 to the Founders’ Agreement provides that the right to appoint members of the Board of Directors of the Company shall be in accordance with the Amended and Restated Articles of Association of the Company and not as set forth in the Founders’ Agreement, and that all the parties to the Founders’ Agreement waived their rights in this regard accordingly.”

In addition, we have filed Addendum 2 to the Founders’ Agreement as Exhibit 10.3 to the Registration Statement.

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Material Service Agreements

Committed, page 50

18.	We note that your agreement to develop the INX Trading platform software and related support services may terminate if you are unable to raise $5 million by September 30, 2018. Please disclose the current status of this material agreement. In this regard we note that your consolidated statement of cash flows through June 30, 2018 (unaudited) on page F-6 discloses raising less than $4 million from financing activities.

Response: As of the date of this letter, the Software Services Agreement between the Company and Committed has terminated, however Committed is continuing to perform the services as provided the terms of the Software Services Agreement and the Company plans to pay Committed upon completion of the services provided in the Software Services Agreement. We have revised our disclosure on page 54 of the “Business – Material Agreements” section of the Registration Statement accordingly.

Description of INX Tokens, page 83

19.	Please disclose how you can change the INX Token smart contract and the degree to which the smart contract could be changed, including but not limited to addressing any errors or unexpected functionalities. We note your response to comment 14 that you “cannot unilaterally and discretionarily change the smart contract” after it has been deployed” as well as your disclosure on page 45 that “it is almost impossible to change.”

Response: We confirm that after the INX Token smart contract has been deployed, the technical features of the smart contract are such that the Company cannot unilaterally and discretionarily change the smart contract. If we discover errors or unexpected functionalities in the smart contract after it has been deployed, we will make a determination of whether the INX Token smart contract is defective and whether its use should be discontinued. We note that the rights of the INX Token holders are not defined by attributes of the INX Token smart contract or source code, but that they are contractual rights determined by the INX Token Purchase Agreement.

In response to the Staff’s comment, we have revised our disclosure on page 6 of the “Prospectus Summary – Our Proposal: INX Trading Solutions, a Single Regulated Ecosystem for Trading Blockchain Assets” section and page 49 of the “Business – Our Proposal: INX Trading Solutions, a Single Regulated Ecosystem for Trading Blockchain Assets” section to the following:

Immutability. Data is written into the blockchain to allow it to be shared publicly while ensuring its immutability. There are no known methods for changing a blockchain once it has been written.

20.	Please disclose how you will hold the private keys for INX Tokens issued in this offering. For example, please disclose, consistent with your supplemental response to comment 14, that you will “use hardware security modules (‘HSMs’) that have achieved a rating of Federal Information Processing Standard (FIPS) Publication 140-2 Level 3 (or higher). All cold private keys will be generated, stored and managed on the Company’s HSMs for the lifetime of the key. All of the HSMs will be stored in guarded, monitored and access- controlled facilities that are geographically distributed.” Please further disclose how you currently hold the private keys for already outstanding INX Tokens, if materially different from your future plans.

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Response: In response to the Staff’s comment, we have revised our disclosure on page 89 of the “Description of INX Tokens – Holding and Transferring INX Tokens” section to provide a description of our security measures for holding the private keys for INX Tokens issued in this offering.

The already outstanding INX Tokens are currently held in a wallet that sits in cold storage and is controlled by three private keys. Each key is held in cold storage in a geographically different location accessible only by one of three different people. We plan to implement new security measures that use HSMs which will be used for INX Tokens issued prior to and in the offering.

Technical Features of the INX Token, page 83

21.	We note your response to comment 21 outlining the “various components” of the INX Token smart contract audit, that you “will have the auditor conduct an audit before the Offering,” and that you will disclose all information from this audit that would be material to an investor’s investment decision. Please make corresponding revisions in your registration statement and clarify whether this audit will be completed before your offering begins or terminates. Please also supplementally provide us with a copy of this audit report pursuant to Securities Act Rule 418.

Response: In response to the Staff’s comment, we have revised our disclosure on page 88 of the “Description of INX Tokens – Technical Features of the INX Token” section to disclose that we will complete the audit of the INX Token before our offering begins. The Company will supplementally provide a copy of this audit report to the Staff upon its completion.

KYC/AML Requirements and the Whitelist Database, page 84

22.	We note the graphical presentation attached to your response letter dated July 11, 2018 at Appendix I-3 states that “[e]ach account can be associated with multiple whitelisted wallet addresses.” We also note your response to comment 22 that you “cannot verify that private keys for wallets containing INX Tokens will not be used by third parties who have not completed our KYC/AML process.” Please disclose this information in your registration statement and outline your “plan to implement procedures that will ensure that we remain in compliance with our KYC/AML obligations” despite allowing users to whitelist multiple wallets. Please make corresponding revisions when discussing the current blockchain market and your proposed solutions to the problems you identify, such as requiring compliance with KYC/AML procedures, to disclose that users may still be able to hold or trade INX Tokens in violation of your procedures.

Response: In response to the Staff’s comment, we have revised our disclosure on page 18 of the “Risk Factors” section of the Registration Statement to disclose that we may not be able to verify that private keys for wallets containing INX Tokens will not be used by third parties who have not completed our KYC/AML process.

As previously stated, transfers of INX Tokens can only occur between digital wallets that are listed on our Whitelist Database. Investors seeking to purchase INX Tokens are required to be fully vetted for KYC/AML purposes prior to adding their digital wallet to the Whitelist Database. Therefore, we will be able to prevent the transfer of INX Tokens to digital wallets that are unassociated with a KYC/AML-vetted individual.

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This feature of the INX Registry, coupled with our AML surveillance procedures, will allow us to actively monitor the transfer of INX Tokens to identify potential red flags and suspicious activity. We will monitor transfers of the INX Tokens for suspicious transactions and request additional information from the participants. If we detect suspicious transaction patterns, we will take appropriate action, including notifying the appropriate regulators and laws enforcement agencies.

In addition, we have revised our disclosure on page 88 of the “Description of INX Tokens – KYC/AML Requirements and the Whitelist Database” section of the Registration Statement to include this disclosure.

Holding and Transferring INX Tokens, page 84

23.	We note your revisions in response to comment 7, including your statement that transfer fees on the Ethereum blockchain are dynamic, and determined by the transferor according to his or her desired speed of transfer. Please further disclose the amount of time that a transaction on the Ethereum blockchain would take based on the range of average daily transfer fees you have disclosed. Please make conforming revisions on pages 2 and 41 disclosing the reasonably expected speed and cost of transferring INX Tokens.

Response: In response to the Staff’s comment, we have revised our disclosure on page 2 of the “Prospectus Summary – Overview” section, page 45 of the “Business – Overview” section and page 89 of the “Description of INX Tokens – Holding and Transferring INX Tokens” section of the Registration Statement, to state that Ethereum transfer fees are dynamic and determined by the transferor according to his or her desired speed of transfer and that in 2018, Ethereum average daily transfer fees varied between $0.15 and $5.528. In 2019, Ethereum average daily transfer fees varied between $0.05 and $0.15. The average time to record transfers (new blocks on the Ethereum blockchain) has been 3 minutes.

Participation Right in Adjusted Operating Cash Flow, page 85

24.	We note your revisions and response to comment 23. Please disclose, if true, that because this calculation is cumulative you may not make a pro rata distribution even in years in which you are profitable due to your historical losses. Please also supplementally explain to us in your response letter why your calculation of Adjusted Operating Cash Flow is materially different from your accumulated deficit, both from inception through June 30, 2018.

Response: In response to the Staff’s comment, we have revised our disclosure on page 28 of the “Risk Factors” section to state that, because the calculation of the distribution is cumulative, we may not make a pro rata distribution even in years in which we are profitable due to our historical losses.

As disclosed on page F-8 of the “Consolidated Statements of Cash Flows,” our accumulated deficit from inception through June 30, 2018 includes items such as share-based payments, fair value adjustments regarding the INX Tokens and derivative liabilities, accrued expenses and increases in payables that are included in our accumulated deficit but which did not affect our cash flow for that period.

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The following is the information provided in the Company’s financial statements that is used to calculate the Adjusted Operating Cash Flow from the net loss:

	Six months ended June 30, 2018 (unaudited)	From September 1, (date of inception) through December 31, 2017	Cumulative amount
Net cash flows from operating activities:
Net loss	(2,212)	(637)	(2,849	)(A)

Adjustments to reconcile net loss to net cash used in operating activities:
Share-based payment	127	88
Fair value adjustment of INX Token and derivative liabilities	301	50
Accrued finance expense	6	1
Changes in operating assets and liabilities:
Decrease in prepaid expenses	196	(404)
Increase in accounts and other payables	322	314

Net cash used in operating activities	(1,260)	(588)

Proceeds from issuance of INX Tokens and derivative that are not Initial Sales	-	-

Adjusted operating cash flow	(1,260)	(588)	(1,848	)(B)

(A)	Accumulated Deficit

(B)	Cumulative Adjusted Operating Cash Flow

25.	We note your response to comment 13 and associated revisions. Please disclose the website address where you will publish the number of INX Tokens not held by the company and how frequently this information will be updated. Please also disclose all material information necessary for understanding the calculation and operation of your participation right in your registration statement itself. For example we note your response to comment 26 in our letter dated June 5, 2018 addressed the following material information:

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●	“INX Tokens used as payment of transaction fees incurred on the INX Trading platform will be excluded from the pro rata calculation of the Adjusted Operating Cash Flow distribution,” unless and until such time these tokens are resold by the Company in subsequent offerings for financing and other purposes.

●	“INX Tokens will be tradeable in the period between March 31 and April 30. A buyer will not receive the Adjusted Operating Cash Flow distribution payable on April 30 if the INX was purchased on or after April 1. The owner of the INX Token on March 31 will be entitled to the distribution” even though they are no longer in possession of the token on April 30.

●	“The owner of the INX Token that has been pledged as collateral is entitled to any distributions paid on an INX Token during the time that INX Token is pledged.”

Please further clarify whether, in the example given above, the distribution would be forfeited if the collateral was pledged after March 31 but forfeited before April 30 when the distribution is paid.

Response: In response to the Staff’s comment, we have revised our disclosure on page 91 of the “Descriptions of INX Tokens – Participation Right in Adjusted Operating Cash Flow” section to provide the website address where we will publish the number of INX Tokens not held by the Company and that this number will be updated daily.

In response to the Staff’s comment, we have revised our disclosure on page 91 of the “Descriptions of INX Tokens – Participation Right in Adjusted Operating Cash Flow” section to specify the material information necessary for understanding the calculation and operation of the participation right in the Company’s Adjusted Operating Cash Flow.

In summary, the calculation of the participation right of each INX Token in the Company’s cumulative Adjusted Operating Cash Flow is the quotient resulting from the division of the Company’s cumulative Adjusted Operating Cash Flow by the number of outstanding INX Tokens.

The cumulative Adjusted Operating Cash Flow is calculated on an annual basis as follows: (i) starting with the cumulative Adjusted Operating Cash Flow at the end of the prior period (e.g. December 31, 2018); (ii) subtracting any prior distributions to INX Tokens holders; (iii) adding (deducting) the annual positive (negative) net cash flows from operating activities for the next period as provided in the financial statements (e.g. as of December 31, 2019); (iv) adding annual proceeds from issuance of INX Tokens as provided in the financial statements (e.g. as of December 31, 2019); and (v) subtracting the annual proceeds from Initial Sales of INX Tokens (e.g. as of December 31, 2019).

The number of outstanding INX Tokens is determined as of the record date (March 31) by calculating the difference between the total number of INX Tokens created (200,000,000) and the number of INX Tokens held in digital wallets that are under the Company’s control. Digital wallets that are under the Company’s control include digital wallets that hold unissued INX Tokens as well as wallets that are used to receive payment of transaction fees on the INX Securities trading platform. These digital wallets will be designated as belonging to the Company and therefore excluded from participation in the distribution.

Unless otherwise restricted by law, the Company will distribute the cumulative Adjusted Operating Cash Flow based on the digital wallets holding INX Tokens as of the record date (March 31). The Company maintains identifying information of the digital wallet holding each INX Token. Agreements entered into by the INX Token holder, including arrangements whereby the INX Tokens are pledged or used as collateral, will not affect the payment of the distribution unless indicated to the Company by the INX Token holder.

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Uses of the INX Token on the INX Trading Platform, page 86

26.	Please disclose that the guaranteed 10% discount on transaction fees on the INX Trading platform may increase demand for “and thus support[] a higher valuation for the INX Token,” consistent with your response to comment 13. Please further disclose that any decision by you or INX Services to offer additional discounts in excess of this 10% discount could provide additional support for the price of INX Tokens, and that reversing or suspending such additional discounts could negatively impact the trading price of INX Tokens.

Response: In response to the Staff’s comment, we have revised our disclosure on page 93 of the “Descriptions of INX Tokens – Uses of the INX Token on the INX Securities Trading Platform” section to disclose that the guaranteed 10% discount on transaction fees on the INX Securities trading platform and any additional discounts in excess of this 10% discount could provide support for the price of INX Tokens. We have also disclosed that the decision by INX Services to reverse or suspend such additional discounts could negatively impact the trading price of INX Tokens.

27.	We further note your revisions in response to comment 13 that you will determine any discount using the most recent trading price of INX Tokens, unless “there is no trading volume in INX Tokens” in which case the IPO price would be used. Please disclose that limited trading volume could further increase volatility for INX Tokens as your guaranteed 10% discount on transaction fees on the INX Trading platform (or additional discounts) may incentivize attempts to artificially inflate the last trade’s execution price in order to capture a larger discount for transaction fees in a larger subsequent trade. Please also disclose whether you have designed procedures to prevent this or similarly price manipulative trading activity on INX Trading.

Response: In response to the Staff’s comment, we have revised our disclosure on page 27 of the “Risk Factors” section and on page 92 of the “Descriptions of INX Tokens – Uses of the INX Token on the INX Securities Trading Platform” section to disclose that limited trading volume could further increase volatility for INX Tokens and that traders seeking to use the INX Token to pay for transaction fees on the INX Securities trading platform may be incentivized to artificially inflate the INX Token’s last trade execution price, the metric that we use to determine the INX Token’s value when used as a method of payment.

In addition, we have revised our disclosure to state that we have designed procedures to prevent this or similarly price manipulative trading activity on our trading platform, such as risk checks that identify and reject bid or ask orders at prices that deviate from the prior trading price by more than a certain percentage.

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INX Token Purchase Agreement…, page 87

28.	We note your response to comment 14 that you “cannot unilaterally and discretionarily change the rights of the holders of INX Tokens, which rights are set forth in the INX Token Purchase Agreement included as an exhibit to the Registration Statement.” Please disclose how, if at all, you may change the rights of the holders of INX Tokens.

Response: Exhibit B to the Token Purchase Agreement sets forth the rights of the INX Tokens. Section 14 of Exhibit B provides that the “the Company may modify the terms herein to the extent such modification does not materially impair the rights of the holder of INX Tokens.” Accordingly, the rights of INX Tokens may be amended or modified if the Board of Directors of the Company determines that such amendment or modification does not materially impair such rights. Because the rights of the INX Tokens are set forth as a contractual right in each Token Purchase Agreement, any amendment or modification which would have the effect of materially impairing the rights of the INX Tokens would need to be agreed to by each holder of INX Tokens; accordingly, a material and adverse change to the rights of the INX Tokens is a practical impossibility. We have revised our disclosure on pages 93 of the “Descriptions of INX Tokens – INX Token Purchase Agreement; Enforcement of INX Token Holders’ Rights” section in the Registration Statement accordingly.

Tokens Eligible for Future Sale

Original Token Issuance, page 88

29.	We note your responses to comments 27 and 28.

●	Please tell us how the restrictive legend described in Rule 502(d)(3) is reflected on the 18,694,562 INX Tokens already issued in Original Token Issuance and how the restrictive legend can be removed, and how transfers will comply with the provisions of Regulation S, as applicable.

●	Please explain how the “agreements pursuant to which INX Tokens were previously issued did not define the rights or terms of the INX Tokens” as we note your registration statement discloses that holders of INX Tokens have contractual rights determined by the INX Token Purchase Agreement. We further note your disclosure that “None of the rights granted to holders of INX Tokens are defined by the INX Token source code, the underlying blockchain, or its network attributes.”

Response: Rule 502(d) requires that an issuer “exercise reasonable care to assure that the purchasers of the securities are not underwriters within the meaning of section 2(a)(11) of the Act.” The reference in Rule502(d)(3) to placing a legend on certificates regarding company restrictions on transferability serves only as one example of how this reasonable care may be demonstrated and is not a requirement for compliance with Rule 502(d). Instead of a physical restrictive legend, the Company complies with Rule 502(d) by utilizing the Whitelist Database to maintain sole control over the distributed ledger of the INX Tokens and the transfer of the INX Tokens. By use of the Whitelist Database, the Company controls the permissions for transfers of the INX Tokens. The Company may restrict transfers such that an INX Token may not be transferred out of a digital wallet. The Company plans to restrict transfers of INX Tokens issued pursuant to the Original Token Issuance until the transfer restrictions on such securities have expired or the securities are registered for resale under the Securities Act of 1933, as amended.

With respect to the Staff’s comment regarding the rights of the INX Tokens issued in the Original Token Issuance, these tokens were issued with the understanding that their terms were not finalized at the time of issuance but rather would be finalized in connection with the offering of the INX Tokens pursuant to the Registration Statement. The purchasers of the Original Token Issuance purchased the tokens with the understanding that the tokens they received pursuant to the Original Token Issuance would have the same rights as tokens issued by the Company in a registered public offering. The rights of the INX Tokens are not expressed or embedded in the source code, underlying block chain or network but rather are rights expressed in the agreement and understanding between the investors and the Company. At the time of the Original Token Issuance, the understanding between the investors and the Company was that the INX Tokens received would have the same rights as the INX Tokens issued in any public offering by the Company.

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Future Issuances and Resales, page 88

30.	We note your response to comment 12 and related revisions relating to the registration of your securities on Form F-3. Please tell us which transaction requirement on Form F-3 you propose to satisfy when registering the sale of INX Tokens that were either (i) not previously issued, or (ii) received by INX Services as payment for transaction fees or other fees. Note that Instructions I.B.1 and I.B.5 to Form F-3, pertaining to primary offerings by certain registrants, contain requirements relating to “common equity” as defined in Securities Act Rule 405 to include common stock or an equivalent interest.

Response: The definition of “common equity” in Rule 405 includes “any class of common stock or an equivalent interest, including but not limited to a unit of beneficial interest in a trust or a limited partnership interest.” Accordingly, the definition contemplates multiple classes of common stock (or its equivalents), which classes may have differing rights (for example, the right (or lack of the right) to vote. Similarly, series of limited partnership interests often have differing rights, often expressed as differing priorities in the “waterfall” of distributions set forth in the limited partnership agreement. Each of these interests may be a “common” interest, though some may have priorities in distributions, or differences in other rights, from the others.

The INX Token and the ordinary shares of the Company bear a similar relationship; the INX Token carries certain rights, as do the ordinary shares, with differences in priority that vary based upon the circumstance. For example, both hold rights to participate in potential distributions from the Company, either in the form of a dividend distribution or a distribution of the Company’s cumulative Adjusted Operating Cash Flow. Although the INX Tokens are entitled to a distribution (and shareholders are not entitled to dividends), the distribution to holders of INX Tokens is not guaranteed and, if the Company does not generate sufficient cash flow, such distribution may never be paid. In the context of a change of control of the company, both the ordinary shares and the INX Token would receive distributions, though the INX Token distribution would be limited to its pro rata portion of the remaining amounts in the Cash Fund. As the Company continues its operations, the amount in the Cash Fund may be reduced as a result of the activities of the Company, and no distribution of the Cash Fund is payable to holders of either security if the Company’s trading platform is (and continues to be) operational. Further, in the context of an insolvency, the INX Token would entitled to a priority distribution ahead of certain of the Company’s shareholders (due to a contractual subordination arrangement), but the amount of such distribution would be equal to the value determined by a court or other legal body, which may be less than the amount paid upon purchasing the INX Token or the amount that is paid to holders of ordinary shares, and could be zero. Accordingly, similar to the ordinary shareholders, the holders of INX Tokens are in no way guaranteed the return of even a portion of their investment. Lastly, INX Tokens do not carry voting rights, but voting rights are not a dispositive characteristic of common equity.

The INX Tokens are “equity securities” for purposes of the Securities Act, and would not fall within any common definition of debt securities. As described above, while the INX Tokens carry certain rights that the ordinary shares do not hold, these rights are limited and of uncertain value, and the ordinary shares carry certain rights not held by the INX Tokens. Accordingly, the Company believes that both the INX Tokens and the ordinary shares could qualify as “common equity” for purposes of Rule 405 and Form F-3.

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31.	It appears that you propose to simultaneously, in at least some instances, (1) accept INX Tokens as payment for transaction fees, etc. and (2) resell INX Tokens received as payment for transaction fees, etc. pursuant to registered or exempt offerings. Please provide us with your legal analysis of how your plan will comply with Regulation M.

Response: The Company respectfully submits that it intends to effect the purchase and resale of INX Tokens that are received for transaction fees in accordance with Rule 102 of Regulation M, which provides that in connection with a “distribution of securities effected by or on behalf of an issuer …it is unlawful for a person, or any affiliated purchaser of such person, directly or indirectly, to bid for, purchase, or attempt to induce any person to bid for or purchase, a covered security during the applicable restricted period.” As described in the Registration Statement, all holders of INX Tokens will have the right to tender INX Tokens in satisfaction of transaction fees on the INX Securities trading platform and the Company plans to resell those INX Tokens into the market. The Company respectfully submits that its receipt of INX Tokens as payment by customers of fees and services will be permitted under Regulation M even if the Company is effecting a distribution. When the Company accepts tokens as payment in lieu of cash, the Company will not be soliciting the purchase of INX Tokens but rather they will be “unsolicited purchases” that are permitted to be made during a distribution under Rule 102(b)(6) of Regulation M as the acceptance of INX Tokens as payment possesses the essential characteristics the SEC has noted in identifying an “unsolicited purchase”. All holders of INX Tokens will have the right to sell their tokens to the Company to satisfy payment as this right is provided to all holders of INX Tokens, the repurchases will not effected from or through a broker or dealer on a securities exchange, or through an inter-dealer quotation system or electronic communications network, and no commission will be paid to a third party in connection with an INX Tokens holder’s use of INX Tokens to pay fees owed to the Company

Capital Reserve and Liquidity Fund…, page 89

32.	We note your response to comment 30 in our letter dated June 5, 2018. Please explain to us why you have characterized tokens held in reserve as a “Capital Reserve and Liquidity Fund” instead of a “Token Reserve” or “Token Reserve Fund” given the potential limitations on issuance and the apparent reliance on developing a token market. In this regard, it appears that in order to issue tokens held in reserve, they must either be registered (at a later date) or issued in an exempt offering. Additionally, please expand your disclosure to discuss the limitations of relying on token issuances as a source of liquidity.

Response: In response to the Staff’s comment, we have revised our disclosure to clarify that the Company’s board of directors has not allocated for issuance, and the Company does not intend to issue 35 million of the 200 million INX Tokens that have been created and these INX Tokens will only be issued in order to finance extraordinary expenditures and not to raise funds for ordinary day to day expenditures. The Company has revised its disclosure such that these 35 million INX Tokens are no longer characterized as a “Capital Reserve and Liquidity Fund.” All unissued INX Tokens will be held in digital wallets controlled by the Company until issued pursuant to a registered offering or an offering that is exempt from registration.

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Plan of Distribution

Onboarding and Requests to Purchase INX Tokens, page 92

33.	Please clarify the distinction between electing to have INX Tokens “transferred” from the Purchasing Account to an Ethereum wallet and having them “migrated” from the Purchasing Account to an INX Brokerage Account. We note the distinction you make elsewhere that transferring tokens involves recording the transfer on a blockchain ledger.

Response: In response to the Staff’s comment, we have revised our disclosure to clarify that upon the closing of a sale of INX Tokens in this offering the INX Tokens are transferred from the Company’s digital wallet to a digital wallet designated by the purchaser.

A purchaser in our offering must designate an Ethereum wallet that will receive the INX Tokens purchased from the Company in this offering. The transfer of the purchased INX Tokens from the Company to the purchaser’s designated Ethereum wallet address, which wallet address must be included in the Whitelist Database, is recorded on the INX Token Distributed Ledger.

34.	We note your revisions in response to comment 4. Please clarify whether the “confirmation summary” requires the subscriber to confirm the terms of the INX Token Purchase Agreement or instead provides notice that the transaction has been or will be executed.

Response: In response to the Staff’s comment, we have revised our disclosure to clarify that prior to executing an INX Token Purchase Agreement, a purchaser will receive an order preview notification containing the terms of the purchase, which shall include (i) the number of INX Tokens the purchaser intends to purchase; (ii) the aggregate price of INX Tokens purchased by the purchaser expressed in U.S. Dollars; (iii) the exchange rate, if applicable; and (iv) the aggregate price of INX Tokens purchased by the purchaser expressed in BTC or ETH, if applicable. After execution of the INX Token Purchase Agreement and receipt of timely payment, the purchaser will also receive an order summary notification and an executed copy of the INX Token Purchase Agreement, which will contain the same information.

35.	Please revise to clarify the sequence of events involved in purchasing and receiving INX tokens. You state that an investor places an order for a certain quantity of tokens by executing and submitting a Token Purchase Agreement, but that the confirmation summary, which includes the number of tokens the purchaser intends to purchase, the price expressed in U.S. Dollars, applicable exchange rate and price expressed in BTC and ETH, is given to the purchaser before executing the Token Purchase Agreement. Further, disclosure on page 93 states that exchange rate for payments to be made in BTC or ETH will be provided to purchasers prior to executing a Token Purchase Agreement, but that it is determined as of noon on the date the purchaser submits the executed agreement.

Response: As stated in our response to your Comment #34, a purchaser will select the number of INX Tokens to be purchased and will receive an order preview notification containing the terms of the purchase prior to executing an INX Token Purchase Agreement. The INX Token Purchase Agreement will then be populated with the terms provided in the preview notification. The exchange rate, if applicable, will be displayed in the order preview notification and in the INX Token Purchase Agreement. If the purchaser fails to timely execute the INX Token Purchase Agreement populated with the number of INX Tokens and purchase price, then the agreement will expire and the purchaser will need to begin the process again by selecting the number of INX Tokens that will be purchased.

We have revised our disclosure on pages 98 and 99 of the “Plan of Distribution” section to clarify the sequence of events involved in purchasing and receiving INX Tokens.

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36.	We note your revisions in response to comment 30 that “[a]ny rejected subscription will have its funds returned promptly to the purchaser. The offering will also comply with Rule 10b-9 under the Exchange Act.” Please revise your disclosure to comply with the requirements of Rule 10b-9 instead of merely stating that you will comply with the rule.

Response: In response to the Staff’s comment, we have revised our disclosure to remove our statement that we will comply with the requirements of Rule 10b-9.

We included the reference to our intent to comply with Rule 10b-9 in response to comment 30 of the Staff’s September 21, 2018 letter which stated as follows: “We note your revisions in response to comment 35. Please revise the Plan of Distribution to reflect that subscriber funds will be promptly refunded to the purchaser in compliance with the requirements of Rule 10b-9.” Comment 35 of the Staff’s July 11, 2018 letter stated as follows: “Please disclose whether sales will be made continuously after your minimum offering amount is reached or whether you intend to conduct a series of closings and, if so, at what intervals. Please also state that any rejected subscription will be returned ‘promptly.’”

We believe that our current disclosures in the Registration Statement are responsive to the Staff’s comments and that, in conjunction with the Escrow Agreement that will be filed with the Registration Statement, our Registration Statement provides sufficient information to determine that the offering will be conducted in compliance with Rule 10b-9.

To this point, we note that on page 98 of the “Plan of Distribution – Onboarding and Requests to Purchase INX Tokens” section we disclose that “Any rejected subscription will have any submitted funds returned promptly to the purchaser.” In addition, on page 99 of the “Plan of Distribution – Minimum Offering Requirement, Initial Closing and Subsequent Closings” section we disclose that “if the Company does not meet the minimum offering requirement prior to the termination of this Offering, all funds held by the Escrow Agent (in U.S. Dollars) will be promptly returned to each purchaser entitled thereto without interest or deduction.”

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Payment in BTC or ETH, page 93

37.	Please disclose that you intend “to sell promptly the Bitcoin or Ether received” as subscriptions and “do not intend to hold [this BTC or ETH] as ongoing investments,” consistent with your response to comment 2. We also note your revisions in response to comment 29 and that you reserve the right to reject subscriptions in whole or in part at your discretion. Please disclose the maximum amount of time that the applicable exchange rate will be fixed (e.g., “up to 30 days” according to disclosure regarding onboarding on page 92) in light of the “dramatic volatility” of these and other digital assets. Please also disclose whether your decision whether or not to accept a subscription, including the timing thereof, may be influenced by the then reasonably available execution price of any conversion of BTC or ETH to USD as compared to the applicable exchange rate for each subscription. Please also address how your acceptance of BTC or ETH following significant price movements impacts your analysis under the Investment Company Act of 1940.

Response: In response to the Staff’s comment, we have revised our disclosure on page 100 of the “Plan of Distribution – Payment in BTC or ETH” section to disclose that we intend to sell promptly the Bitcoin or Ether received as subscriptions and do not intend to hold this bitcoin or ether as ongoing investments.

In addition, we have revised our disclosure on page 92 of the “Plan of Distribution – Onboarding and Requests to Purchase INX Tokens” section to clarify that the process for onboarding and creating a Purchasing Account to be used in the purchase of INX Tokens will take up to 30 days. However, purchasers will not be able to place orders for INX Tokens prior to completing KYC/AML procedures and creating a Purchasing Account. We have disclosed that the exchange rate, if applicable, will be displayed in the order preview notification and in the INX Token Purchase Agreement. If the purchaser fails to timely execute the INX Token Purchase Agreement populated with the number of INX Tokens and purchase price, then the agreement will expire and the purchaser will need to begin the process again by selecting the number of INX Tokens that will be purchased.

Once an INX Token Purchase Agreement has been executed by the purchaser and submitted to the Company, the purchaser must wire funds to the Company. If paid in U.S. Dollars, the INX Token Purchase Agreement will be rejected by the Company if the Company does not receive a wire of funds within 5 business days. If paid in bitcoin or ether, the INX Token Purchase Agreement will be rejected by the Company if the Company does not receive a transfer of funds within 2 hours of submitting the executed INX Token Purchase Agreement.

Selling Agents and Expenses, page 94

38.	Please disclose, if true, that A-Labs’ contingent cash payment will be no less than 6.25% of the aggregate gross proceeds of INX Tokens sold to non-U.S. persons, and will be as high as 10% of such gross proceeds for the initial $30 million raised. In this regard we note the A-Labs Engagement Agreement, as revised, attached as Exhibits 10.6 and 10.7. Please make corresponding revisions on page 50 and to footnote (1) of your cover page which discloses the discounts and commissions for your offering. Please also disclose Mr. Cohen’s material relationship with the company. Please refer to Items 9.B and 9.F of Form 20-F and Item 501(b)(3) of Regulation S-K for guidance.

Response: In response to the Staff’s comment, we have revised our disclosure on page 100 of the “Plan of Distribution – Selling Agents and Expenses” section to clarify that the contingent payment to A-labs based upon sales to non-U.S. persons under the offering requires minimum sales of $10 million to non-U.S. persons. Thus, we have clarified our disclosure to state that, upon the completion of an offering under which the Company has raised from non-U.S. persons not less than $10,000,000, A-Labs will receive a cash payment of no less than 6.25% of the aggregate gross proceeds of INX Tokens sold to non-U.S. persons, and as high as 10% of such gross proceeds for the initial $30 million raised from sales to non-U.S. persons. Corresponding revisions were made on page 43 and to footnote (1) of the cover page to the Registration Statement, to reflect discounts and commissions owed to A-Labs in connection with the offering.

In addition, we have revised our disclosure on page 100 of the “Plan of Distribution – Selling Agents and Expenses” section to disclose Mr. Cohen’s material relationship with the company.

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Legal Matters, page 99

39.	We note your revised disclosure that both McDermott Will & Emery LLP and Hassans International Law Firm provided opinion “for purposes of Rule 509(b) of Regulation S- K,” but have not disclosed “the nature of such contingent basis, interest, or connection,” as required by Item 509(b) of Regulation S-K. Please revise or advise. Please also disclose if either Horn & Co. Law Offices or Mr. Yuval Horn who is identified on your cover page has a substantial interest, direct or indirect, in the registrant or was employed on a contingent basis. In this regard we note your loan agreement with Ms. Ayelet Horn attached as Exhibit 10.17 and Securities Act filings disclosing that Ms. Ayelet Horn and Mr. Yuval Horn are related parties.

Response: In response to the Staff’s comment, we have revised page 103 of the “Legal Matters” to remove reference to Item 509(b) of Regulation S-K.

Neither McDermott Will & Emery LLP nor Hassans International Law Firm has been employed on a contingent basis nor has either had, or is to receive in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries or was connected with the registrant or any of its parents or subsidiaries as a promoter, managing underwriter, principal underwriter, voting trustee, director, officer, or employee.

In addition, we have revised page 103 of the “Legal Matters” to include reference to the interests of Ms. Ayelet Horn in the Company and the relationship between Ms. Horn and Mr. Yuval Horn.

Notes to the Financial Statements

Note 2: Significant Accounting Policies, page F-8

40.	We note your response to comment 33. Please address the following:

●	Provide us with a complete analysis of whether the issued tokens meet the definition of a derivative.

Response: As described in Note 1a to the Company’s financial statements, the significant terms of the INX Token are as follows:

(1)	The holder of the INX Token is entitled to use the INX Token as payment for specified services provided by the Company to the holder from the standard price.

(2)	The Company has an obligation to distribute annually to INX Token holders 20% of the Company’s Adjusted Operating Cash Flow.

The significant terms of the INX Token, as described above, comprise two separate obligations of the Company. The first obligation requires the Company to redeem the INX Token at the request of the holder. The second obligation requires the Company to distribute annually to INX Token holders 20% of the Company’s Adjusted Operating Cash Flow. As previously discussed in our response (A) to Question 65 in our letter dated April 12, 2018, the Company concluded that the INX token is a hybrid financial instrument that includes an embedded derivative because of the feature that is linked to the change in the Company’s Adjusted Operating Cash Flow.

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Following is our analysis of the INX Token as a hybrid instrument.

The host instrument is a financial liability due to the right of the INX Token holder to effectively redeem the INX Token in consideration as payment for services. The INX Token is considered a puttable instrument which meets the definition of a financial liability in accordance with IAS 32.

The feature that is linked to the change in the Company’s Adjusted Operating Cash Flow is the embedded derivative based on the following definition in IFRS 9.

Appendix A to IFRS 9 defines a derivative as follows:

“A financial instrument or other contract within the scope of this Standard with all three of the following characteristics:

(a) its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract (sometimes called the ‘underlying’).

(b) it requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

(c) it is settled at a future date.”

Paragraph 4.3.1 of IFRS 9 defines and discusses the characteristics of an embedded derivative, as follows:

“An embedded derivative is a component of a hybrid contract that also includes a non-derivative host—with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. An embedded derivative causes some or all of the cash flows that otherwise would be required by the contract to be modified according to a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract. A derivative that is attached to a financial instrument but is contractually transferable independently of that instrument, or has a different counterparty, is not an embedded derivative, but a separate financial instrument.”

The feature that is linked to the change in the Company’s Adjusted Operating Cash Flow meets the three characteristics of a derivative, as follows.

The distribution amount payable annually is linked to the changes in the Company’s Adjusted Operating Cash Flow, which means that its value changes in response to specified underlying variable. As previously discussed in our response (A) to Question 65 in our letter dated April 12, 2018, the Company elected as its accounting policy to view operating cash flow as a financial variable.

The feature that is linked to the change in the Company’s Adjusted Operating Cash Flow is a non-option feature. Pursuant to IFRS 9.B4.3.3, this feature has to be accounted for upon initial recognition so as to result in it having a fair value of zero. Thus it meets the second characteristic of a derivative since it requires no initial net investment.

Finally, the distribution amounts are to be paid in the future which means that the obligation is settled at a future date.

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Because the embedded derivative has an initial fair value of zero, the entire consideration received upon the issuance of the INX Token is attributed to the host financial liability.

In conclusion, the Company views the INX Token as hybrid instrument which includes a non-derivative host liability and an embedded derivative.

We note that for purposes of this analysis, references have been made to IFRS 9, which replaces IAS 39 commencing from January 1, 2018. However, all of the paragraphs in IFRS 9 that are quoted in this analysis are identical to the relevant paragraphs in IAS 39. Accordingly, this analysis is also valid for the period the INX Tokens were outstanding prior to January 1, 2018.

●	Provide a discussion of whether the token is a derivative in its entirety before considerations of embedded features.

Response: As discussed above, the INX Token, before consideration of embedded features, is considered a puttable instrument which meets the definition of a non-derivative financial liability in accordance with IAS 32. For this reason, the INX Token cannot be a derivative in its entirety.

●	Explain your basis for excluding the changes in credit risk attributable to the embedded derivative for separate presentation within other comprehensive income.

Response: The Company has excluded the changes in credit risk attributable to an embedded derivative from separate presentation in other comprehensive income based on the following analysis.

Paragraph 5.5.7(a) of IFRS 9 states as follows:

“The amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability shall be presented in other comprehensive income (see paragraphs B5.7.13-B5.7.20)….”

Paragraphs B5.7.13-B5.7.20 explain the meaning of credit risk and how to determine the amount of the change in fair value of a financial liability that is attributable to changes in the credit risk of that liability.

Paragraph B5.7.18 gives an example of how to calculate the amount of the change in the credit risk. Paragraph B5.7.19 states as follows (emphasis added):

“The example in paragraph B5.7.18 assumes that changes in fair value arising from factors other than changes in the instrument’s credit risk or changes in observed (benchmark) interest rates are not significant. This method would not be appropriate if changes in fair value arising from other factors are significant. In those cases, an entity is required to use an alternative method that more faithfully measures the effects of changes in the liability’s credit risk (see paragraph B5.7.16(b)). For example, if the instrument in the example contains an embedded derivative, the change in fair value of the embedded derivative is excluded in determining the amount to be presented in other comprehensive income in accordance with paragraph 5.7.7(a).”

Further support for excluding the changes in credit risk attributable to an embedded derivative from separate presentation in other comprehensive income appears in paragraph BC5.43 of the Basis for Conclusions to IFRS 9, which states, in part, as follows (emphasis added):

“Some respondents to the 2010 Own Credit Risk Exposure Draft asked whether the IASB intended that the proposals should apply to loan commitments and financial guarantee contracts that are designated under the fair value option. Those respondents suggested that the proposals should not apply to those items because the IASB’s intention seemingly had always been to address the issue of own credit risk for non-derivative liabilities. The respondents noted that loan commitments and financial guarantee contracts either meet the definition of a derivative or are very similar to a derivative from an economic perspective and therefore changes in their fair value should always be presented in profit or loss. The IASB agreed with those respondents and decided that all changes in the fair value of loan commitments and financial guarantee contracts designated under the fair value option should be presented in profit or loss.”

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Although the Basis for Conclusions addresses stand-alone derivatives, it explains the rationale for the IASB’s conclusion in paragraph B5.7.19 for excluding the changes in credit risk attributable to an embedded derivative from separate presentation in other comprehensive income.

Note 3: Token Liability, page F-14

41.	We note your response to comments 35 and 36. Please tell us how you considered the following items in your valuation of issued tokens:

●	We note that the impact of the number of tokens outstanding and held by third parties, from a token holder’s (market participant’s) perspective at the time of cash distributions, could be a material factor in determining the value of INX Tokens at any given time. Please tell us how you considered the number of tokens estimated to be in circulation at future cash distribution dates as an input into your valuation methodology.

Response: Although there is no economic model that can reasonably predict how many INX Tokens will be issued in the future, we did make an estimate of the number of INX Tokens that will be in circulation. This amount was calculated based on the following formula: (i) the number of INX Tokens created by the Company (i.e. 200,000,000); minus (ii) the number of INX Tokens that are neither allocated for issuance nor offered for sale and will remain unissued after the offering (i.e., 35,000,000); minus (iii) the balance at any given valuation date of the unutilized INX Tokens in the reserve for sales and issuance to employees, directors and advisors of the Company.

Following is the number of INX Tokens estimated to be in circulation as of the respective valuation dates:

	September 2017	December 2017	January 2018	June 2018	September 2018

Total Tokens created	200,000,000	200,000,000	200,000,000	200,000,000	200,000,000
Reserved Tokens	(35,000,000)	(35,000,000)	(35,000,000)	(35,000,000)	(35,000,000)
Subtotal –INX Tokens available for distribution	165,000,000	165,000,000	165,000,000	165,000,000	165,000,000
Unutilized INX Tokens in reserve	(17,373,438)	(17,373,438)	(16,582,395)	(12,897,028)	(11,457,028)
Total estimated INX Tokens in circulation	147,626,562	147,626,562	148,417,605	152,102,972	153,542,972
Estimated INX tokens in circulation as a % of INX Tokens available for distribution	89.5%	89.5%	90%	92.2%	93.1%

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The formula used in calculating the estimated INX Tokens in circulation takes into account substantially all (over 90%) of the INX Tokens effectively available for distribution. Furthermore, the balance of the unutilized INX Tokens in the reserve for sales and issuance to employees, directors and advisors will be utilized for those who provide services to the Company, which services will benefit both the existing INX Token holders and the shareholders and thus mitigating any effects of the dilution in value of the INX Tokens. Therefore, we presume that at any given date in the future, any change in the number of INX Tokens in circulation due to future issuances to service providers will not have a material effect on the valuations.

●	We note, from your response to comment 33 and disclosures throughout the registration statement, that INX Tokens will be entitled to receive an annual pro rata distribution of 20% of the adjusted operating cash flow. However, your response to comment 36 states that INX tokens have rights to 80% of the cash flows of the entity. Please clarify and confirm that INX Tokens are entitled to receive 20% of the adjusted operating cash flow.

Response: We confirm that holders of INX Tokens are entitled to receive a pro rata distribution of 20% of the Company’s cumulative Adjusted Operating Cash Flow, net of cash flows which have already formed a basis for a prior distribution.

●	As disclosed throughout the registration statement and previously represented in your responses, we note that because the token holders are contractually entitled to 20% of adjusted operating cash flows, which excludes the cash proceeds of the initial sale of INX Tokens, that the economics of the company are not simply shared on a 20% vs. 80% basis (token holders vs. ordinary shareholders). Please tell us how you considered ordinary shareholders’ right to 100% of cash proceeds from initial token sales as a fundamental difference from token holders’ rights when determining the fair value of INX Tokens issued.

Response: The proceeds received from the initial sale of INX Tokens will be recorded as a liability by the Company, and the Company has no present intention of distributing these funds to the shareholders in the ordinary course of the Company’s business. Thus, these amounts were not taken into account for purposes of the valuation of the INX Tokens. Further, the cash proceeds from the initial sale of INX Tokens are not part of the earnings that are generated by the Company from its operations; accordingly, the Company does not consider these funds as part of the funds available for distribution to the INX Token holders in the ordinary course of the Company’s business

●	We note that while INX Tokens appear senior to ordinary shares in most liquidation scenarios, the ordinary shareholders appear to have rights to remaining cash proceeds in the event INX fails (in good faith) to develop the exchange by the contractual deadline. Please tell us how differences in the rights of tokens from the rights of ordinary shares were considered when determining the tokens’ fair value.

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Response: With regard to the seniority of the INX Tokens vis-à-vis the ordinary shares, we note that the valuation was performed under the assumption that the Company will continue as a “going concern.” Accordingly, a liquidation scenario was not contemplated, as it would not be a scenario that is normally taken into consideration for such a valuation.

●	Please tell us, in greater detail, how you determined voting rights of ordinary shares would not provide significant economic value to the shareholders and therefore should not be a consideration in your valuation methodology. In addition, please tell us whether you made a similar conclusion with respect to the right to appoint board members, and the basis for your decision.

Response: According to the AICPA guidelines Valuation Of Privately Held Company Equity Securities Issued As Compensation in chapter 9 section 9.16 (emphasis added):

“One possible proxy for the difference in value attributable to the difference in the level of influence between the primary investors’ securities and other securities is the difference in value between voting and nonvoting stock. Although both voting stock and nonvoting stock are minority interests, voting stock has the ability to influence the operations of the company whereas nonvoting stock does not. Because both voting and nonvoting stock are minority interests, however, this proxy is not exact. Market discounts between voting and nonvoting stock are relatively small.”

Furthermore, based on studies and articles available through Business Valuation Resources, discounts between voting and nonvoting shares, on a minority interest basis, are typically concentrated between 3% and 5%. Therefore, we think that the voting rights of ordinary shares would not provide significant economic value to the shareholders. In addition, it would be unlikely that a minority shareholder would have sufficient voting interests to appoint board members and therefore this would not have a significant economic value in respect of the valuation.

42.	We note here and in Note 6 on page F-15 that you have issued ordinary shares and INX Tokens to new investors during 2018. Please tell us, in sufficient detail, how you have valued your 2018 share and token issuances, including all inputs and considerations for the allocation of aggregate consideration.

Response: The following descriptions provide detail as to how share and token issuances during 2018 disclosed in the financial statements for the period during the six months ended June 30, 2018 were valued (as provided in Note 6 and note 9 on page F-15 and F-20):

January 2018 Share Purchase Agreement

The Company and third party investors entered into share purchase agreements in January 2018, which agreements were subsequently amended in June 2018. According to the agreements, the Company issued the investors 1,194,170 ordinary shares, at a price per share of $0.391904. The investors also received 1,647,264 options to purchase ordinary shares at an exercise price of $0.13465, the options’ life span is 9 months. In addition, these investors purchased 468,000 INX Tokens.

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The investors are also entitled to receive, for no additional consideration, a number of INX Tokens to be determined by dividing the aggregate consideration by the price per INX Token in an initial public offering of INX Tokens. The number of INX Tokens received will not exceed 2% of the total number of INX Tokens issued at the time of the initial public offering. The total number of INX Tokens to be issued in the initial public offering is 130,000,000. Given the aforementioned 2% limit, the total INX Tokens issued to the investors will be 2,600,000, at most. For purposes of the valuations, the weighted average number of INX Tokens to be issued to the investors was estimated by management to be 223,043, based on the probability of various expected outcomes of the public offering in respect of price and quantities.

The total consideration for the ordinary shares, warrants and INX Tokens was $472,680.

As more fully described in our response to question 40 in our letter dated July 11, 2018, in order to calculate the value of the INX Tokens we considered the percentage of the cash flow from operating activities that the INX Token holders are entitled to receive (20% of the Company’s annual net cash flow from operating activities) in relation to the share that the ordinary shareholders are entitled to receive (80%). Therefore, the total value of all INX Tokens multiplied by 4 is equal to the total value of all ordinary shares and warrants and options to purchase shares of the Company.

The total number of INX Tokens will be 200,000,000. Out of this pool, 51,582,395 INX Tokens are currently reserved or unallocated for issuance (i.e. 35,000,000 INX Tokens are neither allocated for issuance nor offered for sale and will remain unissued after the offering; plus 16,582,395 INX Tokens are reserved for sales and issuance to employees, directors, and advisors of the Company as of the Valuation Date). Thus, the total number of INX Tokens will be 148,417,605.

The total number of ordinary shares outstanding as of the Valuation Date is 7,067,669. The total number of warrants outstanding as of the Valuation Date is 1,647,264.

Given that the share purchase agreements included a grant of warrants, and the issuance of INX Tokens and ordinary shares, as described above, the value of all these securities is embedded in the purchase price of $472,680. Therefore, it was necessary to isolate the value of the warrants and the value of the INX Tokens from the value of the ordinary shares in order to arrive at the stand-alone value of each type of security. For this purpose, it was necessary to value the options, by performing numerous iterations in the Black and Scholes option-pricing model.

Following is a table which summarizes the results of the valuation.

	January Transaction	Total for the Company after the January Transaction
Investment Amount	$472,680	-
Number of INX Tokens	691,043	148,417,605
Value per INX Tokens	$0.0029619	$0.0029619
Total value of INX Tokens	$2,047	$439,597
Number of warrants	1,647,264	1,647,264
Value per warrant	$0.127	$0.127
Total value of warrants	$208,813	$208,813
Number of ordinary shares	1,194,170	7,067,669
Implied ordinary share value	$0.219	$0.219
Total value of ordinary shares	$261,820	$1,549,577
Total value of ordinary shares and warrants	$470,633	$1,758,390

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January and February Share Purchase Agreement with Two Additional Shareholders.

The Company signed share purchase agreements dated January and February 2018, which were subsequently amended in June 2018, with two additional new investors. These investors were issued 574,120 ordinary shares and 600,000 INX Tokens in consideration for $231,000.

The investors are also entitled to receive, for no additional consideration, a number of INX Tokens to be determined based on the total number of INX Tokens to be issued in a public offering using the same mechanism referred to in 1 above.

The total consideration for the ordinary shares and INX Tokens was $231,000.

The fair values of the ordinary shares and INX Tokens in this transaction were based on the fair values determined the transaction referred to in 1 above.

May 2018 Ordinary Shares Issuance

In May 2018, the Company issued to additional investors 2,358,820 ordinary shares in consideration for $184,000. As there were no other securities issued together with the ordinary shares, it was unnecessary to perform a valuation.

June 2018 Valuation for Purposes of the Interim Financial Statements:

The total number of INX Tokens will be 200,000,000. Out of this pool, 47,897,028 INX Tokens are currently reserved or unallocated for issuance. Thus, the total number of INX Tokens will be 152,102,972.

For purposes of the June 30, 2018, valuation calculations, the weighted average number of INX Tokens to be issued to the investors, as described in transaction 1 and 2 above, based on the total number of INX Tokens to be issued in a public offering, as described in transactions 1 and 2 above, was estimated by management to be 448,410. This estimate was determined using an updated probability of various expected outcomes of the public offering in respect of price and quantity as of the Valuation Date.

The total number of ordinary shares in the Company as of the Valuation Date is 10,000,609. The total number of issued warrants and options in the Company as of the Valuation Date is 2,056,451.

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We calculated the fair value of the warrants and options of the Company. For this, we used the Black & Sholes model with exercise prices of the warrants outstanding and the price of the ordinary shares of $1.044. The following table presents the exercise prices of the options/warrants to for ordinary shares, and their maturities, and fair value:

Exercise Price	Number of Options/Warrants	Maturity	Value
FMV	287,290	10 years	$289,186
FMV	48,122	10 years	$48,440
$0.13465	1,647,264	0.28 years	$1,499,173
Par value	68,173	10 years	$71,027
Par value	5,602	10 years	$5,837
Total	2,056,451		$1,913,663

Other input assumptions are as follows:

●	Volatility - 113.15%-129%

We selected the following comparable cryptocurrencies: Bitcoin and Ethereum. For each cryptocurrency we calculated the volatility from 0.5-10 years before the Valuation Date and used the average volatility of the comparable cryptocurrencies. We considered the 0.5-year volatility to represent the short-term volatility.

●	Risk free interest rate - 1.93%-2.85%, based on zero-coupon US Government issues with the same terms.

The following table summarizes the results of the valuation.

Company Totals
Number of ordinary shares	10,000,609
Ordinary share value	$1.044
Total value of ordinary shares	$10,440,636
Total value of options	$1,913,663
Total value of ordinary shares and options	$12,354,299
Total value of INX Tokens	$3,088,575
Number of INX Tokens	152,102,972
Value per INX Token	$0.0203058

September 2018 Share Purchase Agreements

In September 2018, the Company signed separate share purchase agreements with two new investors. Pursuant to one agreement, the Company issued to the investor 95,785 ordinary shares in consideration for $100,000.

Pursuant to the other agreement, the Company issued to the investor 478,927 ordinary shares in consideration for $500,000 (price per share of $1.044). The Company also issued to the investor a warrant to purchase an additional 622,605 ordinary shares at the same price per share. The warrant expires six months after the date of grant.

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In addition, the investor received an option to purchase 325,000 INX Tokens at a price per INX Token equal to 70% of the price of the INX Tokens determined at an initial public offering. The INX Token option expires at the earlier of (i) the closing of the public offering of INX Tokens; or (ii) 12 months form the date of issuance. Management estimated that the public offering is expected to occur by June 30, 2019.

Management determined that the first transaction described above represents the fair market value more accurately since in the second transaction the Company gave a discount to the investor stemming from the Company’s desire to have this investor, a venture capital company specializing in blockchain, as a shareholder in the Company.

For purposes of the valuation of the September 2018 transaction, the weighted average number of INX Tokens to be issued to the investors based on the total number of INX Tokens to be issued in a public offering was estimated by management to be 448,410, the same number used in the June 30, 2018 valuation.

The total number of INX Tokens will be 200,000,000. Out of this pool, 45,580,338 INX Tokens are currently reserved or unallocated for issuance (i.e. 35,000,000 INX Tokens are neither allocated for issuance nor offered for sale and will remain unissued after the offering; plus 10,580,338 INX Tokens are reserved for sales and issuance to employees, directors, and advisors of the Company as of the Valuation Date). Thus, the total number of INX Tokens will be 153,542,972.

The total number of ordinary shares outstanding as of the Valuation Date is 10,575,321. The total number of options and ordinary warrants outstanding as of the Valuation Date is 2,679,056.

Options and Ordinary Warrants

We calculated the fair value of the options and ordinary warrants of the Company. For this, we used the Black & Sholes model with exercise prices of the options and ordinary warrants outstanding and the price of the ordinary share of $1.044. The following table presents the exercise prices of the options and ordinary warrants and their maturities:

Exercise Price	Number of Options/Warrants		Maturity	Value
FMV	287,290		10 years	$288,647
FMV	48,122		10 years	$48,349
$0.13465	1,647,264		0.02 years	$1,497,940
Par value	68,173		10 years	$71,022
Par value	5,602	[1]	10 years	$5,836

Other input assumptions are as follows:

●	Volatility - 0%, 127.43%

We selected the following comparable cryptocurrencies: Bitcoin and Ethereum. For each cryptocurrency we calculated the volatility for the maximal period available before the Valuation Date and used the average volatility of the comparable cryptocurrencies.

●	Risk free interest rate – 0%, 3.05%, based on zero-coupon US Government issues with the same terms.

1 The number of options allocated is 28,010. The grant of the options is conditioned upon the RCO. As of the Valuation Date, the probability that the RCO will occur is 20%, therefore we multiplied the number of options by 20%.

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The following table summarizes the results of the valuation.

	First Transaction		Total Securities of the Company including the September 2018 transaction
Number of INX Token warrants	325,000		325,000
Value per INX Token warrant	$0.0100431		$0.0100431
Total value of INX Token warrants	$3,264	[2]	$3,264
Number of INX Tokens	-		153,542,972
Value per INX Token	-		$0.021326
Total value of INX Tokens	-		$3,274,413
Number of warrants, options and ordinary shares	622,605		2,679,056
Value per warrants and ordinary shares	$0.2518260		As described in the previous section
Total value of warrants, options and ordinary warrants	$156,788	[3]	$2,068,582
Total value of anti-dilution rights of the ordinary shares	$1,490	[4]	$1,490
Number of ordinary shares	478,927		10,575,321
Ordinary share value	$1.044		$1.044
Total value of ordinary shares	$500,000		$11,040,635
Total value of the First Transaction	$661,542		-

Note 6: Equity, page F-16

43.	In Note 6(ii)(1), you disclosed two different amounts for the aggregate consideration received from the new investors, $693,000 and $704,000. Please revise to clarify or advise.

Response: In response to the Staff’s comment, we have revised our disclosure in Note 6(ii)(1) to clarify these two amounts. The consideration of $693,000 disclosed in the first paragraph of Note 6(ii)(1) relates only to the ordinary shares and warrants for ordinary shares issued as part of the Share Purchase Agreements. As disclosed in the second paragraph of Note 6(ii)(1), some of the New Investors signed amendments to the Share Purchase Agreements pursuant to which the New Investors are entitled to receive 1,068,000 INX Tokens. These tokens were issued for an aggregate consideration of $11,000. The aggregate consideration of shares, warrants for ordinary shares and INX Tokens is $704,000.

2 We used the following assumptions in our model: S=Dummy Variable, X=70% of S, t=0.74, Volatility=103.5%, Rf=2.51%.

We selected the following comparable cryptocurrencies: Bitcoin and Ethereum. For each cryptocurrency we calculated the volatility from 0.75 years before the Valuation Date and used the average 0.75-year volatility of the comparable cryptocurrencies.

3 We used the following assumptions in our model: S=$1.044, X=$1.044, t=0.50, Volatility=85.1%, Rf=2.41%.

We selected the following comparable cryptocurrencies: Bitcoin and Ethereum. For each cryptocurrency we calculated the volatility from 0.50 years before the Valuation Date and used the average 0.50-year volatility of the comparable cryptocurrencies.

4 We calculated this value using a put option, using the same parameters as the call option of the ordinary warrants. According to Management, as of October 2, 2018, there is a 1% probability that an anti-dilution event will occur and therefore we applied a 1% probability to the put option value as of October 2, 2018

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Exhibit Index

44.	We note that you attached the most recent version of the INX Token Smart Contract as Exhibit 4.3. Please also attach a written summary of the smart contract as a separate exhibit.

Response: In response to the Staff’s comment, we will supplementally provide the Staff with a written summary of the smart contract and will include this written summary as an exhibit to the Registration Statement in a subsequent filing.

Signatures

45.	Please revise your signature block to include at least a majority of the board of directors.

Response: We have revised the signature block to include signature blocks for the directors of INX Limited.

* * * *

Please contact me at 212-547-5438 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its Registration Statement on Form F-1.

Sincerely,

/s/ Mark S. Selinger

cc:	Shy Datika, President

Oran Mordechai, Chief Financial Officer

Appendix I

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March 6, 2019

INX Limited
57/63 Line Wall Road
Gibraltar, GX11 1AA
Gibraltar

Re:	Registration Statement on Form F-1 of INX Limited

Ladies and Gentlemen:

We have acted as special counsel to INX Limited, a Gibraltar private company (the “Company”), in connection with the Company’s Registration Statement on Form F-1 (File No. 333-[______]) (the “Registration Statement”) filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (the “Securities Act”), for the registration of the offer and sale by the Company of 130,000 INX Tokens (the “Tokens”). The Tokens will be issued pursuant to INX Token Purchase Agreements entered into by the Company with each purchaser of the Tokens, in the form of the subscription agreement filed as Exhibit 4.1 to the Registration Statement, (collectively, the “Purchase Agreements”).

This opinion is being furnished in connection with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act, and no opinion is expressed herein as to any matter pertaining to the contents of the Registration Statement or the prospectus that is a part of the Registration Statement, other than as expressly stated herein.

We have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary or advisable for the purpose of rendering this opinion. In addition, as to certain factual matters relevant to the opinions expressed below, we have relied upon representations, statements, covenants and certificates of officers of the Company. Except as expressly set forth herein, we have not undertaken any independent investigation to determine the existence or absence of facts material to the opinions expressed herein and no inference as to our knowledge concerning such facts should be drawn from the fact that such representation has been relied upon by us in connection with the preparation and delivery of this opinion. As to any facts material to the opinions expressed herein which were not independently established or verified, we have relied upon oral or written statements and representations of officers and other representatives of the Company and others, including those set forth in the Purchase Agreements.

In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as copies, and the authenticity of the originals of such latter documents. We also have assumed the Purchase Agreements, and the actions contemplated thereunder, have been duly authorized and executed by the Company. In making our examination of documents executed by parties other than the Company, we have assumed that such parties had the power, corporate or other, to enter into and perform all their obligations thereunder and have also assumed the due authorization by all requisite action, corporate or other, and execution and delivery by such parties of such documents and the validity and binding effect thereof.

For purposes of this opinion, we have assumed, with your permission and without any independent verification, that (i) the Company is, and on the date of the execution and delivery of the Tokens will be, a company validly existing and in good standing under the laws of Gibraltar; (ii) the Company has, and on the date of the execution and delivery of the Tokens will have, the requisite power and authority to create, execute, delivery and perform its obligations with respect to the Tokens; (iii) the execution, delivery and performance by the Company of the Purchase Agreements, and the actions contemplated thereunder, have been duly authorized by all requisite action on the part of the Company; and (iv) on the date of the creation and delivery of the Tokens, the Tokens will have been duly created and delivered by the Company.

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Based upon the foregoing and subject to the qualifications and provisions set forth herein, we are of the opinion as of this date that the Tokens, when created and delivered by the Company in accordance with and in the manner described in the Registration Statement and the Purchase Agreements, will be valid and legally binding obligations of the Company and enforceable against the Company in accordance with their terms.

Our opinion is qualified to the extent that enforcement of the Company’s obligations under the Purchase Agreements and the Tokens may be limited by bankruptcy, insolvency, fraudulent conveyance, fraudulent transfer, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and by general equitable principles (regardless of whether enforcement is sought in equity or at law), including, without limitation, principles regarding good faith and fair dealing. In addition, we express no opinion as to the enforceability of any of the following to the extent that they are contained in the Purchase Agreements: (i) provisions that purport to establish evidentiary standards; (ii) provisions exculpating a party from, or indemnifying a party for (or entitling a party to contribution in a case involving), its own gross negligence, willful misconduct or violation of securities or other laws; (iii) provisions relating to the availability of specific remedies or relief, or the release or waiver of any remedies or rights or time periods in which claims are required to be asserted; (iv) provisions that allow cumulative remedies, late charges or default interest; (v) provisions relating to the discharge of defenses or disclaimers, liability limitations or limitations of the obligations of the Company, the holders of the Tokens under the Purchase Agreements; or (vi) provisions relating to choice of law or forum.

You are separately receiving an opinion from Hassans International Law Firm with respect to Gibraltar law.

We express no opinion as to the applicability of, compliance with or effect of, the law of any jurisdiction other than United States Federal law and the laws of the State of Delaware.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and we further consent to the use of our name under the caption “Legal Matters” in the Registration Statement and the prospectus that forms a part thereof. In giving these consents, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission.

This opinion letter is limited to the matters expressly set forth herein and no opinion is implied or may be inferred beyond the matters expressly so stated. This opinion letter is given as of the date hereof and we do not undertake any liability or responsibility to inform you of any change in circumstances occurring, or additional information becoming available to us, after the date hereof which might alter the opinions contained herein.

Very truly yours,

/s/ McDermott Will & Emery LLP

Appendix II

Your reference
Our reference	AP/AM/27200-2-7
Date	Draft

To: The Directors

INX Limited

57/63 Line Wall Road

Gibraltar

Memorandum of Advice

Dear Sirs,

Re.:	INX Limited (the “Company”, “INX”) - Advice relating to the rights of INX Token holders upon liquidation of the Company – Subordination and priority of payments in an insolvency scenario – Legal Capacity - Gibraltar Law

Executive Summary

1.	As a matter of Gibraltar law, the relationship between the Company and INX Token holders in relation to rights upon a liquidation/insolvency event is a contractual relationship arising pursuant to the INX Token Purchase Agreement. The nature and extent of any rights granted to INX Token holders upon a liquidation of the Company would be determined by contractual law principles and by reference to the terms agreed to by the parties.

2.	Any rights granted in favour of INX Token holders arising upon a liquidation, including the right to a payment, would be enforceable as a contractual claim by the token holders against the Company in a liquidation/insolvency scenario.

3.	Upon a liquidation, INX Token holders would be unsecured creditors of the Company and would rank pari passu with other unsecured creditors of the Company.

4.	The relationship between the Company and INX Token holders would not create a loan or debt between the Company and the token holder, but there would be a contingent contractual obligation to make a payment to INX Token holders upon a liquidation of the company.

Introduction

5.	This memorandum of advice (this “Memorandum”) has been prepared by Hassans International Law Firm and should not be relied on or communicated to any other person or entity save as expressly provided in this Memorandum.

6.	We are lawyers qualified to practise in Gibraltar. We have not made any investigation of and do not express any opinion as to the laws of any jurisdiction other than the laws of Gibraltar in force as at the date of this Memorandum. This Memorandum is to be governed by and construed in accordance with Gibraltar law. This Memorandum is given only in respect of the present laws of Gibraltar and having effect in Gibraltar and is limited to the facts and circumstances disclosed to us and subsisting as at of this Memorandum.

Background

7.	This Memorandum has been prepared in connection with the Company’s Registration Statement submitted to the United States’ Securities and Exchange Committee, and it is understood that this opinion letter is to be used only in connection with the sale of the INX Tokens while the Registration Statement is in effect.

8.	For purposes of this Memorandum, we have reviewed the Form F1 Registration Statement submitted by the Company in draft form to the Securities and Exchange Commission on March 6, 2019 (the “Prospectus”), such draft being the fifth draft submitted to the Securities and Exchange Committee.

9.	In addition, we have also reviewed a draft of the INX Token Purchase Agreement attached to the Prospectus (the “Token Purchase Agreement”), a draft of a waiver and subordination undertaking to be entered into by the shareholders of the Company (the “Waiver & Subordination Agreement”), a copy of the Company’s memorandum and articles of association, a copy of the Company’s certificate of incorporation, a certificate of good standing issued by Companies House dated on or around the date of this Memorandum and resolutions of the Company approving, inter alia, the Token Purchase Agreement and Waiver & Subordination Agreement (the “Resolutions”).

10.	We note that the Company is in the process of filing the Prospectus and registering with the Securities and Exchange Commission pursuant to the US Securities Act of 1933 with a view to offering 130,000,000 INX Tokens to the public on the terms set out more particularly therein.

11.	The Company is a private limited company registered under, and subject to, the laws of Gibraltar.

Scope of this Memorandum

12.	We have been instructed to provide advice in relation to certain rights granted by the Company to INX Token holders upon a liquidation of the Company and the priority and subordination of payments under Gibraltar law in such a scenario.

13.	In particular, we have been asked:

(a)	to advise in relation to the rights of INX Token holders upon a liquidation of the Company, including the right to receive a payment;

(b)	whether, as a result of the rights granted to token holders upon a liquidation, the INX Tokens are characterised as debt under the laws of Gibraltar;

(c)	whether the rights of INX Token holders would be subordinate to other unsecured general obligations of the Company; and

(d)	whether the Company has legal capacity and requisite power to enter into the arrangements contemplated by this Memorandum.

Assumptions

14.	For purposes of this Memorandum, we have assumed that the matters set out in the Prospectus are correct and accurate.

15.	For the purposes of this Memorandum, we have assumed without making any independent inquiry:-

a)	the completeness and conformity to originals of all documents submitted to us purporting to be copies or drafts, as the case may be, of originals;

b)	that the information which has been made available to us by Companies House and the Company was complete, accurate and up-to-date as of the date on which it was issued (and there will be no changes thereto on the date of this Memorandum) and did not fail to disclose any material filings at Companies House in Gibraltar and that the information contained therein is accurate as at the date hereof;

c)	the capacity, power and authority of all parties other than the Company, to enter into and perform their respective obligations under the arrangements envisaged in this Memorandum in accordance with the laws by which they are expressed to be governed;

d)	the genuineness of all and any signatures and seals;

e)	the completeness and conformity to the originals of all documents submitted to us purporting to be copies or drafts of the originals;

f)	that no circumstances exist which would justify the setting aside of the Token Purchase Agreements by reason of fraud, misrepresentation, mistake or undue influence; and

g)	that none of the Resolutions have been revoked, rescinded or otherwise amended or modified.

16.	This Memorandum is also based on the following assumptions:

(a)	purchasers and potential purchasers of tokens have and will at all times been made aware of the possibility, by or on behalf of the Company, that they may lose all their money which they exchange for tokens;

(b)	INX Tokens are not and will not be backed by any central bank or national or supra-national organisation nor any assets or credit and therefore, the value of INX Tokens would depend on the consensus of its value between relevant token holders or market participants; and

(c)	INX Tokens will not be redeemable at par.

Legal Analysis

17.	The Government of Gibraltar published in October 2017 the Financial Services (Distributed Ledger Technology Providers) Regulations 2017 (the “DLT Regulations”) that came into effect on 1 January 2018. The activity of undertaking a token sale does not generally fall within the scope of the DLT Regulations but this will depend on the manner in which the sale of tokens in structured and the characteristics of the token. The Gibraltar Financial Services Commission (the “FSC”) however has announced plans to create a complementary regulatory framework that covers the promotion and sale of tokens, aligned with the DLT Regulations (the “Complementary Framework”). It is not clear when the Complementary Framework will be created and implemented and what requirements it will impose on persons or entities wishing to undertake token sale activity or any promotional activity in connection therewith in or from within Gibraltar and, as such, we cannot opine on the applicability of the Complementary Framework to the Token Sales. In any event, token sales launched from Gibraltar will not be regulated until the Complementary Framework comes into force provided that they do not fall within the scope of any existing regulatory regime in Gibraltar.

Contractual Relationship & Arrangements

18.	As a matter of Gibraltar law, limited companies are capable of creating and issuing tokens, debentures, instruments and/or securities. The terms, rights, entitlements and obligations which apply to such instruments or securities are to be determined by the issuing company and agreed to by any counterparties. There are a number of ways in which an issuing company can create terms applicable to a legal instrument it creates, such as in a form of instrument (or various documents), by including provisions in a company’s articles of association or by way of resolution.

19.	The INX Token would be such an instrument, with its applicable terms created by the Company. The relationship between the Company and INX Token holders will be a contractual relationship. Any rights granted to INX Token holders will be contractual rights and enforceable as such. The rights, entitlements and obligations of the token holders and the Company would be set out, agreed to and entered into by the parties when the tokens are acquired by the INX Token holders pursuant to the Token Purchase Agreement and as amended by agreement from time to time. The Token Purchase Agreement, together with other legal instruments such as terms and conditions, would set out the specific legal rights and entitlements attaching to the INX Tokens.

Rights Upon Liquidation

20.	The Company has determined that INX Token holders shall be entitled to a payment from the assets of the Company upon a liquidation (the “Liquidation Payment”). In addition, the terms of issue of the INX Tokens shall also provide that token holders will rank as unsecured creditors of the company when a Company enters a liquidation process.

21.	The Liquidation Payment, and any other provisions relating to liquidation such as subordination, would be contractual rights and obligations. These rights would need to be agreed to, and created, between the parties. These contractual terms are contained in the Token Purchase Agreement between the Company and INX Token holders. The Liquidation Payment would be a contractual claim to a certain payment amount in the event of a liquidation of the Company.

22.	The right to the Liquidation Payment does not create a loan between the Company and INX Token holders and does not lead to the determination that the INX Tokens should be characterised as debt. The Liquidation Payment does, however, create a contingent liability and obligation on the Company/liquidator to make a payment out of the Company’s assets to INX Token holders upon a liquidation of the Company.

Subordination & Priority of Payments

23.	In relation to priority and subordination, the contractual arrangements and instruments between the parties would determine how they rank against claims from other creditors.

24.	Under Gibraltar insolvency law, on a debtor's insolvency, creditors and contributories rank as follows:

(i)	In paying, in priority to all other claims, the costs and expenses properly incurred in the liquidation in accordance with the prescribed priority.

(ii)	After payment of the costs and expenses of the liquidation, in paying the preferential claims admitted by the liquidator in accordance with the provisions for the payment of preferential claims prescribed by the Gibraltar Insolvency Rules (including employee wages and social security (capped up to £10,000) and sums due to Government in respect of any tax, duty, including Stamp Duty, licence fee or permit (capped up to £5,000).

(iii)	After payment of the preferential claims, in paying all other claims admitted by the liquidator.

(iv)	After paying all admitted claims, in paying any interest payable on any claim involved in the process.

25.	Section 137 of the Gibraltar Insolvency Act 2011 expressly affirms the validity of agreements to subordinate debt (including, for the avoidance of doubt, the Waiver & Subordination Agreement).

26.	Save where a creditor acknowledges and agrees to a subordination of their debt, the preferential debts rank equally between themselves. A claim by a person who is or was a shareholder of a company, in his capacity as shareholder, whether by way of dividend, profits, redemption proceeds or otherwise, ranks in priority after the claims of other creditors who are not shareholders, including interest at the judgment rate on the claims of such creditors.

27.	If the assets of the company are insufficient to meet the claims in full, they shall be paid rateably. Where, before the relevant time, a creditor acknowledges or agrees that, in the event of a shortfall of assets, he will accept a lower priority in respect of a debt than that which he would otherwise have, that acknowledgement or agreement takes effect except to the extent that a creditor of the debtor who was not a party to the agreement is prejudiced.

28.	Any surplus assets remaining (after payment of the costs, expenses and claims referred to above) shall be distributed to the shareholders in accordance with their rights and interests in the company. A claim by a person who is or was a shareholder of a company, in his role as shareholder (whether by way of dividend, profits, redemption proceeds or otherwise) ranks in priority after the claims of other creditors who are not shareholders.

29.	The contractual arrangements between the Company and the INX Token holders set out a contractual basis for how any Liquidation Payment claims would rank against the claims and entitlements of other creditors of the Company and the Company’s shareholders. The contractual relationship created between INX and the token holders are drafted so that, in a liquidation/insolvency event, INX Token holders will be unsecured creditors of the Company and would rank pari passu with all the other unsecured creditors of the Company (and, for the avoidance of doubt, rank above the claims of shareholders).

Legal Capacity

30.	Based upon the foregoing assumptions and subject to the qualifications set out below and to matters not disclosed or made available to us, we are of the opinion that under the laws of Gibraltar in force on the date of this Memorandum:

a)	The Company is duly incorporated as a limited liability company and is validly existing with separate legal personality under the laws of Gibraltar;

b)	The Company has corporate power and legal capacity to carry on business as set out in its Memorandum and Articles of Association, to hold, dispose of, charge and otherwise deal with property, and to enter into and perform its obligations under the Token Purchase Agreements, the Prospectus and the INX Tokens; and

c)	The Company has taken all actions required on its part to authorise the execution, delivery, performance and observance of its obligations under the Token Purchase Agreements and with respect to the INX Tokens.

Reservations and Qualifications

31.	We qualify the opinions expressed in this Memorandum by noting that we act for the Company in a limited capacity as set out in our engagement letter with the Company. In particular we have not advised and do not advise on non-Gibraltar issues, or on the commerciality of any transaction referred to in this letter, or on any accounting issues, or on the economics of the project or of any tokens issued.

32.	Our advice has not considered any legal, tax and regulatory treatment and analysis of the INX Tokens or the token sales outside Gibraltar.

33.	We express no opinion as to the accuracy of any warranties or representations given or made (expressly or impliedly) under or by virtue of any of the documents herein mentioned and have not advised, nor do we purport to advise, in respect of the commerciality of the transactions referred to in all or any of the documentation referred to in this letter.

34.	This Memorandum does not consider the requirements by INX Token holders to comply with the laws of Gibraltar or elsewhere.

35.	The opinions expressed in this Memorandum are limited to the matters specifically set forth herein and is limited to matters of the law of Gibraltar as at the date hereof. No other opinion shall be inferred beyond the matters expressly stated herein and we assume no obligation to supplement this opinion letter if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

36.	The certificate of good standing issued by Companies House does not reveal, as at the date thereof, that any steps have been taken to appoint a receiver, a receiver and manager or liquidator over or to wind up the Company. In addition, the certificate will not necessarily reveal whether or not a resolution has been passed, an appointment made, or proceedings commenced, or a charge or registrable document created, since particulars of such matters are not required to be recorded or delivered for registration at all (if the document constitutes a “security financial collateral arrangement” or a “title transfer financial collateral arrangement” as defined in the Financial Collateral Arrangements Act 2004) or only within a specified period. Furthermore, the certificate will not disclose the existence of any actions taken or proposals made for winding-up the Company otherwise than by petition to the Supreme Court of Gibraltar.

37.	We are furnishing this opinion letter to the Company in connection with the Registration Statement, and it is understood that this opinion letter is to be used only in connection with the sale of the INX Tokens while the Registration Statement and Prospectus are in effect. We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Registration Statement and to the reference to our firm under the caption “Legal Matters” in the Prospectus included as a part of the Registration Statement. In giving such consent, we do not hereby concede that we are in the category of persons whose consent is required under Section 7 of the US Securities Act or the rules and regulations of the Commission promulgated thereunder.

38.	This Memorandum is given on the basis that we have no obligation to notify of any change in Gibraltar law or its application after the date of this Memorandum.

Yours faithfully,

DRAFT

Hassans